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                            April 25, 2023

       Rhonda Keaveney
       Chief Executive Officer
       Vestiage, Inc.
       7339 E. Williams Drive
       Unit 26496
       Scottsdale, AZ 85255

                                                        Re: Vestiage, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed April 20,
2023
                                                            File No. 000-56529

       Dear Rhonda Keaveney:

              We have reviewed your April 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 13, 2023 letter.

       Amendment No. 1 to Registration Statement on Form 10-12G

       Item 7. Certain Relationship and Related Transactions, and Director Independence, page 21

   1. We note your response to comment 7 and reissue our comment. We note that the included financial statements
disclose a related-party loan. Revise this section to disclose the details of the loan. In
addition, it appears that Rhonda Keaveney is the CEO and majority shareholder of both
Vestiage and Fun Fitness Corporation. Revise this section to disclose the acquisition of FFC
as a related-party transaction. Refer to Item 404(d)(1) of
                                                        Regulation S-K relating
to Smaller Reporting Companies.
 Rhonda Keaveney
FirstName   LastNameRhonda Keaveney
Vestiage, Inc.
Comapany
April       NameVestiage, Inc.
       25, 2023
April 225, 2023 Page 2
Page
FirstName LastName
General

2. We note your response to comment 12 that you do not believe you are a shell company.
         Accordingly, please revise your disclosure throughout your filing to clarify your position that you are not a shell company. For example, your risk factor on page 7 and your disclosure on page 21 suggests that you believe you are a shell company.
       Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services